Exhibit 99.1
FREESEAS ANNOUNCES DELIVERY OF THE FREE MAVERICK
Delivery Increases Fleet to Nine Vessels
September 2, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has taken delivery of the 1998-built, 23,994 dwt Handysize vessel Free Maverick.
The Free Maverick is currently employed on a time-charter through April/July 2009 at $32,000 per day. The Company intends to finance the $39.6 million acquisition using cash on hand and financing from Hollandsche Bank-Unie NV.
“With the addition of the Free Maverick, FreeSeas’ fleet comprises now nine vessels totalling approximately 270,000 dwt,” said Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas. “In just 15 months, we have added seven vessels to the fleet and increased our deadweight tonnage by 420%. Our constant monitoring of available vessels in the market has allowed us to rapidly expand and enhance our revenue generating ability.”
Mr. Varouxakis concluded, “The charter attached to the Free Maverick is very favourable, and she will be a revenue contributor almost immediately. With her delivery, 93% of our operating days are now fixed for 2008 and 49% are already fixed for 2009. Even with our rapid growth, we expect there will be additional opportunities to increase the size of our fleet before the end of the year.”
The following table detail FreeSeas’ fleet including the vessel announced today:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	60 to 90 day time-charter at $28,500 p/d
Free Envoy	26,318	Handysize	1984	One-year time-charter at $32,000 p/d through June/August 2009
Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Impala	24,111	Handysize	1997	One-year time-charter through April 2009 at $31,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d
Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d
Free Lady	50,246	Handymax	2003	Two-year time-charter through June/September 2010 at $51,150 p/d
Free Maverick	23,994	Handysize	1998	Time-charter through April/July 2009 at $32,000 p/d

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.
For further information please contact:

Company Contact:
Ion Varouxakis
Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Investor Relations/Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr.
Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com